Item 7
 Aperio Group, LLC
 BlackRock (Netherlands) B.V.
 BlackRock (Singapore) Limited
 BlackRock Asset Management Canada Limited
 BlackRock Financial Management, Inc.
 BlackRock Fund Advisors
 BlackRock Investment Management (UK) Limited
 BlackRock Investment Management, LLC
 BlackRock Japan Co., Ltd.
 BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.